Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER REPORTS HIGH GRADE GOLD-SILVER RESULTS IN TRENCHES AT MONTERDE

Results Increase Confidence in near-surface Mineral Resources & Extend Mineralization

November 29, 2010

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce assay results of a program of comprehensive channel sampling of surface trenches from the Carmen deposit at its Monterde Project in Mexico. The results of this sampling program demonstrate continuity of high grade gold-silver mineralization to surface, as well as potential extensions to the high grade mineralization to the south of prior exploration.

“We are very encouraged by these assay results which returned high grade gold-silver grades from a surface trenching program at the Carmen deposit on our Monterde Project,” said Gordon Cummings, President and CEO of Kimber Resources. “These high grade results support and enhance our understanding of the high grade gold-silver model at Carmen and should benefit future mineral resource estimates by increasing both the confidence level and total quantity of the mineral resource,” he said. “The surface trench results for Carmen near to section 24 and 23 are particularly encouraging as they extend mineralization more than 50 metres past the prior limit of the high grade resource model, indicating that the Carmen structure may be open on strike to the south of the current mineral resource. Kimber is currently reviewing options for drilling this potential strike extension, as well as potential extensions at depth on the Carmen and Veta Minitas deposits, with the objective of increasing and upgrading gold-silver mineral resources at Monterde.”

Highlights of the surface trench assay results from the Carmen structure are tabulated below, while complete results are attached.

Trench	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	AuEq* (g/t)
TS23/C	7.23	13.02	5.79	2.12	126	3.80
Including	8.27	10.95	2.69	4.44	198	7.08
TS24/C	2.14	9.61	7.48	0.87	130	2.61
Including	3.20	8.55	5.34	1.19	149	3.18
and TS24/C	12.82	15.38	2.56	1.20	193	3.78
TS27/C	3.59	6.66	3.07	1.30	154	3.35
TS29/CA	1.81	8.83	7.03	2.23	196	4.85
Including	2.81	7.83	5.02	3.02	249	6.33
TS31/CA	5.14	8.22	3.08	2.36	82	3.45
TS34/C	7.02	12.03	5.01	0.31	728	10.01
TS34/COB	9.85	11.69	1.84	1.97	111	3.45
TS39/C	7.50	12.85	5.35	0.46	233	3.56

TS40/C	4.18	6.89	2.72	0.48	144	2.40
TS41/C	8.59	15.03	6.44	1.32	329	5.72
TS42/CA	10.92	13.90	2.98	0.76	199	3.41
TS42/CB	0.00	8.95	8.95	1.26	200	3.92
Including	2.56	6.39	3.83	2.50	311	6.64
TS45/S2	0.00	3.03	3.03	0.60	172	2.90

*AuEq = Gold equivalent based on a silver to gold ratio of 75:1

A plan view map of the Carmen deposit trenches referred to in this news release can be seen on the website of Kimber Resources at the bottom of the Properties-Carmen section which can be found using the following link:

http://www.kimberresources.com/properties-carmen

The Carmen, Cob and Hilos structures shown in the plan view map are all part of the Carmen deposit.

Trenching Program

During the third calendar quarter of 2010, Kimber Resources initiated a program of trenching and channel sampling over the major structures which host the known resources at the Monterde project in Chihuahua, Mexico. The aim of the program was to increase confidence in near-surface mineral resources and to facilitate where possible the upgrade of inferred mineral resource blocks to indicated or measured categories within the area of the proposed open pit. Areas outside the proposed pit were excavated and sampled with the objective of increasing mineral resources as well as providing information to guide future exploration. This comprehensive channel sampling of surface trenches included full QA/QC procedures that should allow the results to be included in the Monterde technical database. True widths would be approximately 80% of the interval widths reported herein.

The relatively high grades returned from section 23 and 24 are encouraging in that they demonstrate that strong mineralization is present south of section 25 in an area previously thought to be barren.

Not all section lines could be trenched due to topography and overburden depth, so significant gaps remain untested. Additional trenching has been completed over the Veta Minitas deposit and results are pending, while further trenching at the existing deposits and new targeted structures is under review.

Trenching Methodology

Trenches were located on section lines used for the drilling grid spaced on 25 metre spacing, oriented 045 degrees, approximately perpendicular to the mineralized structures. The trenches were excavated using a backhoe where possible or dug by hand using pick and shovel where access was difficult. They were then washed with water and broom until the bedrock was clearly exposed. Samples were then marked out using a measuring tape at one metre intervals. A rock saw was used to cut two parallel channels in the bedrock approximately two inches apart and two inches deep. The beginning and end of each sample was marked by a short saw cut perpendicular to the sample orientation. The area between the two channels was chipped out using a hammer and chisel and placed in a sample bag along with the sample tag and the bag secured with cinch straps. Trench sampling followed the same QA/QC protocol used in drilling. One duplicate sample was cut in the area where the highest grade was expected by the geologist. One blank sample and one reference standard were inserted into the sample stream approximately every 25 samples. The samples were then placed in a large bag with the sample sequence recorded on the bag along with the laboratory address. The samples were stored on site in a locked building until they were transported to the ALS-Chemex preparation laboratory in Chihuahua. The trenches were photographed before and after sampling. They were then mapped in detail by the senior geologists and the data sent to Vancouver. The beginning and end of each trench was surveyed.

Trench Geology

The geology exposed in the trenches consisted of welded felsic tuff and tuff breccia as expected from previous mapping and drilling. Alteration consists of weak to strong silicification with minor zones of phyllic alteration at the margins of the silicification. Alteration zones range up to 12 metres in width and include areas of quartz veinlets and pervasively silicified areas showing massive, drusy and calcedonic quartz. In one location, quartz was observed replacing bladed calcite. Gold and silver are closely associated with zones of silicification with only silver found in strongly oxidized areas outside of silicified zones. Zones of gold and silver mineralization are associated with elevated levels of antimony, manganese and zinc. No sulphides were observed.

Results returned from the sampling program are encouraging. Gold and silver values occur at the up dip projection of the mineralized zones as predicted by the wireframe model and no changes with regard to the geology model are necessary at this time. Gold-silver ratios are similar to drill core results and the trace metal association is the same.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde represents a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen deposit and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the PA, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the surface and adit sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack (Monterde project) and standards inserted after sample preparation (Monterde Project). Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Carmen trench intercepts
To accompany Kimber News Release Dated November 29, 2010

Trench	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	AuEq* (g/t)
TS19/COB-A	NSR**
TS19/COB-B	NSR
TS22/C	NSR
TS22/COB	5.37	8.36	2.98	0.15	46	0.76
TS23/C	0.00	3.10	3.10	0.09	70	1.02
and TS23/C	7.23	13.02	5.79	2.12	126	3.80
Including	8.27	10.95	2.69	4.44	198	7.08
TS24/C	2.14	9.61	7.48	0.87	130	2.61
Including	3.20	8.55	5.34	1.19	149	3.18
and TS24/C	12.82	15.38	2.56	1.20	193	3.78
TS25/C	NSR
TS27/C	1.54	7.68	6.15	0.72	109	2.16
Including	3.59	6.66	3.07	1.30	154	3.35
TS28/CA	NSR
TS28/CB	1.37	6.44	5.07	0.31	64	1.15
TS28/CC	NSR
TS28/CD	NSR
TS29/CA	1.81	8.83	7.03	2.23	196	4.85
Including	2.81	7.83	5.02	3.02	249	6.33
and TS29/CA	8.83	17.27	8.43	0.38	65	1.25
TS29/CB	NSR
TS31/CA	3.08	9.25	6.17	1.31	69	2.22
Including	5.14	8.22	3.08	2.36	82	3.45
TS31/CB	0.00	6.40	6.40	0.32	43	0.89
TS34/C	1.00	7.02	6.02	0.25	80	1.32
and TS34/C	7.02	12.03	5.01	0.31	728	10.01
TS34/COB	5.91	9.85	3.94	0.15	60	0.95
TS34/COB	9.85	11.69	1.84	1.97	111	3.45
TS36/C	2.87	10.26	7.39	0.26	73	1.23
TS36/CB	NSR
TS36/COB	NSR
TS36/H	13.63	16.97	3.34	0.11	41	0.66
TS36/SP	NSR
TS37/C	2.04	9.18	7.14	0.12	95	1.39
TS38/CA	NSR
TS38/CB	NSR

TS38/SA	NSR
TS38/SB	NSR
TS38/SC	0.00	6.04	6.04	0.35	106	1.76
TS38/SD	NSR
TS39/C	4.28	16.06	11.78	0.35	153	2.39
Including	7.50	12.85	5.35	0.46	233	3.56
TS40/C	0.00	4.18	4.18	0.23	53	0.93
and TS40/C	4.18	6.89	2.72	0.48	144	2.40
TS40/SA	NSR
TS40/SB	NSR
TS40/SC	NSR
TS41/C	0.00	8.59	8.59	0.05	67	0.94
and TS41/C	8.59	15.03	6.44	1.32	329	5.72
TS42/CA	2.98	10.92	7.94	0.17	51	0.85
andTS42/CA	10.92	13.90	2.98	0.76	199	3.41
TS42/CB	0.00	8.95	8.95	1.26	200	3.92
Including	2.56	6.39	3.83	2.50	311	6.64
TS43/C	4.52	13.11	8.59	0.35	54	1.07
TS43/S2	NSR
TS44/C	NSR
TS44/S2	5.08	10.16	5.08	0.26	62	1.08
TS45/C	2.94	8.81	5.87	0.20	55	0.94
TS45/CB	0.00	4.96	4.96	0.32	114	1.84
TS45/S2	0.00	3.03	3.03	0.60	172	2.90
TS46/C	1.89	16.98	15.09	0.25	90	1.45
TS46/S1	NSR
TS46/S2	NSR
TS46/S2B	NSR

*AuEq = Gold equivalent based on a silver to gold ratio of 75:1
**NSR = No Significant results